CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 JUL -8 A 9

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

[redacted]

Our Ref: GCSS-EL/09

08003657

24 June 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 20 June 2008 (*Article entitled "CDL sells Commerce Point for $2,200 psf appearing on page 8 of The Business Times dated 20 June 2008*);
- 20 June 2008 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*) – 2 sets; and
- 24 June 2008 (*Announcement of the sale of CDL Hotels (Korea) Limited, owner of Millennium Seoul Hilton Hotel, by Subsidiary Company, Millennium & Copthorne Hotels plc*)

Yours faithfully

PROCESSED
JUL 10 2008
THOMSON REUTERS

ENID LING
Manager
(Corporate Secretarial Services)

dlw 7/9

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

K:\EL-Team\Inse's Folder\Ltr 2008\ADR\0977-sec(adr).doc(EL/kw)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2008 12:57:58
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Article entitled "CDL sells Commerce Point for $2,200 psf" appearing on page 8 of The Business Times dated 20 June 2008
Description	Please find attached the announcement relating to the above.
Attachments	CDLAnn_200608.pdf Total size = **14K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

Article entitled "CDL sells Commerce Point for $2,200 psf" appearing on page 8 of The Business Times dated 20 June 2008

We refer to the article by Kalpana Rashiwala entitled "CDL sells Commerce Point for $2,200 psf" which appeared on page 8 of The Business Times dated 20 June 2008, and wish to confirm and clarify as follows:

On 19 June 2008, City Capital Corporation Pte Ltd, a wholly-owned subsidiary of City Developments Limited, entered into a conditional Sale and Purchase Agreement with Pioneer Panda Pte. Ltd. for the sale of a 999-year leasehold property with the 19-storey office building known as Commerce Point sited thereon, located at Phillip Street, Singapore (the "**Property**").

The total sale consideration is $180.7 million, and was arrived at on a willing-buyer and willing-seller basis. Completion of the sale is scheduled on or about 3 July 2008 or such other date to be mutually agreed between the parties.

The proposed sale of the Property is not expected to have any material impact on the net asset value per share and earnings per share of the Group for the financial year ending 31 December 2008.

The above transaction is in line with the Group's continuous review and evaluation of its existing asset portfolio.

None of the Directors or the controlling shareholder of City Developments Limited has any interest, direct or indirect, in the above transaction.

By order of the Board
Shufen Loh @ Catherine Shufen Loh
Company Secretary
20 June 2008

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2008 17:12:14
Announcement No.	00051

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	20-06-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	18-06-2008
2.	The change in the percentage level	From 9.1474 % To 10.0744 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions from 2 June 2008 to 18 June 2008.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	83,177,688
As a percentage of issued share capital	0 %	9.1474 %
No. of shares held after the change	0	91,606,688
As a percentage of issued share capital	0 %	10.0744 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 18 June 2008.

This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests (a) in shares over which the fund manager has no voting rights but has disposal rights and (b) in shares over which the fund manager has both voting rights and disposal rights.
(a) No. of shares held without voting rights but with disposal rights : 35,490,817 shares.
(b) No. of shares held with voting rights and disposal rights : 56,115,871 shares

Attachments

Total size = **0**
(2048K size limit recommended)

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2008 17:09:37
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	20-06-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 18-06-2008
2. The change in the percentage level: From 7.7957 % To 8.0525 %
3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details:
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: A series of transactions from 2 May 2008 to 18 June 2008

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	70,886,688
As a percentage of issued share capital	0 %	7.7957 %
No. of shares held after the change	0	73,221,688
As a percentage of issued share capital	0 %	8.0525 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 18 June 2008.

This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests (a) in shares over which the fund manager has no voting rights but has disposal rights and (b) in shares over which the fund manager has both voting rights and disposal rights.
(a) No. of shares held without voting rights but with disposal rights : 28,210,817 shares.
(b) No. of shares held with voting rights and disposal rights : 45,010,871 shares

Attachments

Total size = **0**
(2048K size limit recommended)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	24-Jun-2008 18:15:52
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Announcement Title * — Announcement of the sale of CDL Hotels (Korea) Limited, owner of Millennium Seoul Hilton Hotel, by Subsidiary Company, Millennium & Copthorne Hotels plc

Description

We attach herewith for information a copy of the subject announcement issued by Millennium & Copthorne Hotels plc ("M&C"), a 53% subsidiary of City Developments Limited (the "Company" or "CDL"), on 24 June 2008.

On 24 June 2008, a conditional agreement was entered into by CDL Hotels (Labuan) Limited, a wholly-owned subsidiary of M&C, for the sale of the entire issued and paid-up share capital of CDL Hotels (Korea) Limited to Kangho AMC Co., Ltd (the "Transaction"). CDL Hotels (Korea) Limited is the owner of the Millennium Seoul Hilton Hotel which is located at 395, 5-ga, Namdaemun-ro, Chung-gu, Seoul, Korea (the "Hotel").

The parties have attributed a value of KRW 580.0 billion (or approximately S$777.2 million, based on an exchange rate of KRW100 to S$0.134) for the Hotel. After taking into account other net liabilities of CDL Hotels (Korea) Limited as at 31 December 2007 (including the shareholder's loan amount owed by CDL Hotels (Korea) Limited to CDL Hotels (Labuan) Limited), the total sale consideration for the 100% holding in the issued share capital of CDL Hotels (Korea) Limited has been agreed at KRW 468.6 billion (or approximately S$627.9 million), subject to certain completion adjustments including inter alia profit for CDL Hotels (Korea) Limited for the period from 1 January 2008 up to completion of the Transaction.

Completion of the Transaction is subject to the satisfaction or waiver of certain conditions precedent, which include the obtaining of the approval of the shareholders of M&C at an extraordinary general meeting to be convened. It is anticipated that completion of the Transaction will take place in September 2008.

M&C has announced that based on the values contained in its consolidated balance sheet as at 31 December 2007, the proposed disposal is expected to result in a pre-tax profit on disposal of £155.0 million.

Based on the values contained in the consolidated balance sheet of the CDL Group as at 31 December 2007, the proposed disposal is expected to result in a pre-tax profit on disposal of S$425.0 million.

By Order of the Board
Shufen Loh @ Catherine Shufen Loh
Company Secretary
24 June 2008

Attachments

MC_Announcement.pdf
Total size = **24K**
(2048K size limit recommended)

For Immediate Release **24 June 2008**

Millennium & Copthorne Hotels plc

"Disposal of Millennium Seoul Hilton – Profit of £155 m"

Millennium & Copthorne Hotels plc ("**M&C**") announces that CDL Hotels (Labuan) Limited (the "**Company**") (a wholly-owned subsidiary of M&C) has entered into an agreement (the "**Agreement**") with Kangho AMC Co. ("**Kangho**") pursuant to which the Company has agreed to dispose of its 100% holding in the issued share capital in CDL Hotels (Korea) Limited (the "**Disposal**").

CDL Hotels (Korea) Limited owns the hotel business undertaking of the Millennium Seoul Hilton Hotel which is located at 395, 5-ga, Namdaemun-ro, Chung-gu, Seoul, Korea (the "**Hotel**"). The Company and Kangho have attributed a value of KRW 580.0 billion (or approximately £287.9 million, based on an exchange rate of £1 to KRW 2014.9) for the Hotel. After taking into account other net liabilities of CDL Hotels (Korea) Limited as at 31 December 2007 (including the shareholder's loan amount owed by CDL Hotels (Korea) Limited to the Company, referred to below), the total sale consideration for the 100% holding in the issued share capital in CDL Hotels (Korea) Limited has been agreed at KRW 468.6 billion (or approximately £232.6 million) (the "**Sale Consideration**").

On execution of the Agreement, Kangho has wire transferred to the Company a deposit in an amount equivalent to KRW 58.0 billion in US dollars (or approximately £28.8 million). The remainder of the Sale Consideration will be paid in cash to the Company at completion, subject to certain completion adjustments including inter alia profit for CDL Hotels (Korea) Limited for the period commencing on and including 1 January 2008 to completion of Disposal.

The M&C group's purchase price of the Hotel was US$228.5 million (or £144.6 million based on historical exchange rates) in 1999.

For the year ended 31 December 2007, the profit before tax of CDL Hotels (Korea) Limited was £8.2 million[1] and the gross assets of CDL Hotels (Korea) Limited as at 31 December 2007 amounted to approximately £147.2 million[1].

Completion under the Agreement is subject to the satisfaction or waiver of certain conditions precedent, including the approval of the shareholders of M&C. A circular will be posted to shareholders in due course and the extraordinary general meeting to approve the transaction contemplated by the Agreement is expected to take place in August 2008. On completion of the Disposal, which is expected to occur in September 2008, the Hotel will cease to be branded as a "Millennium" hotel and the M&C group will cease to have any management responsibility for, or economic interest in, the Hotel.

Following completion under the Agreement, Kangho will procure CDL Hotels (Korea) Limited to repay a shareholder's loan amount owed by CDL Hotels (Korea) Limited to the Company, which for reference purposes, as at 24 June 2008 amounted to KRW 38.5 billion (or approximately £19.1 million). In addition, Kangho shall be responsible for all other debt obligations and liabilities of CDL Hotels (Korea) Limited on and after the date of completion of the Agreement.

Based on the values contained in the M&C consolidated balance sheet as at 31 December 2007, the Disposal is expected to result in a pre-tax profit on disposal of £ 155.0 million.

The cash proceeds received by the Company following the disposal of CDL Hotels (Korea) Limited and the repayment of the shareholder's loan amount owed by CDL Hotels (Korea) Limited to the Company will be used to increase cash reserves in order to fund acquisition opportunities that may arise, earn interest income and reduce debt where appropriate.

Chairman Kwek Leng Beng said:

"The sale value attributed to the Hotel demonstrates once again the underlying management skill of our group in maximising shareholder value. The M&C group's strategy of being an owner of hotel assets remains unchanged. However, the opportunity for sale, whilst unsolicited, further strengthens the M&C group's ability to take advantage of market and cyclical opportunities."

Richard Hartman, Chief Executive, said:

"Seoul is a key gateway city and this will present us a more difficult decision on divestment. While the city has a challenging hotel operating environment particularly in Millennium Seoul Hilton, we have managed to achieve a profitable exit from the investment. We will be maintaining a constant watch for suitable opportunities as they may arise in Korea."

[1], The profit and gross assets of CDL Hotels (Korea) Limited as stated are as prepared under IFRS for group consolidation purposes and are not as reported under local GAAP.

Enquiries:

From 8am

Buchanan Communications Tel: +44 (0) 20 7466 5000
Tim Anderson/Charles Ryland/Rebecca Skye Dietrich

From 12 pm

Millennium & Copthorne Hotels plc Tel: +44 (0) 20 7872 2444
Richard Hartman, Chief Executive Officer
Beng-Lan Low, SVP Finance / Alan Chapman, Head of Finance

END